[PG ENERGY INC. LETTERHEAD]

                                                                March 11, 1996

Dear Stockholder:


   PG Energy Inc., formerly known as Pennsylvania Gas and Water Company, is offering to purchase any and all of its outstanding Depositary Preferred Shares (the "Shares") each representing a one-fourth interest in a share of its 9% Cumulative Preferred Stock, par value $100.00 per share, liquidation preference $100.00 per share, at a price of $27.00 per Share.

   All of the Shares that are properly tendered (and are not withdrawn) will, subject to the terms and conditions set forth in the enclosed Offer to Purchase, be purchased at that purchase price, net to the selling stockholder in cash. All other Shares that have been tendered and not purchased will be returned to the stockholder.

   If you do not wish to participate in the offer, you do not need to take any action.


   The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your Shares, the instructions on how to do so are also explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer.

   Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender all or any Shares. The Company has been advised that two directors and two executive officers of the Company (each of whom also serves as a director or executive officer of Pennsylvania Enterprises, Inc., the holder of all of the Company's common stock) intend to tender Shares pursuant to the offer and that no other director or executive officer of the Company or any of its affiliates intends to tender Shares pursuant to the offer as no such person owns any Shares.


                                        Sincerely,


                                        /s/ Dean T. Casaday
                                        -------------------------------
                                        Dean T. Casaday
                                        President and Chief Executive Officer

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